ProShare Advisors LLC

7501 Wisconsin Avenue

Suite 1000, East Tower

Bethesda, MD 20814-6527

January 23, 2012

VIA EDGAR CORRESPONDENCE

John M. Ganley, Esq.

Senior Counsel

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ProShares Trust (File Nos. 333-89822 and 811-21114)

Dear Mr. Ganley:

We are writing to respond to the comments that you communicated to us by telephone on December 6, 2011, relating to Post-Effective Amendment No. 45 under the Securities Act of 1933 and No. 53 under the Investment Company Act of 1940 (the “Post-Effective Amendment”) to the Registration Statement on Form N-1A of ProShares Trust (the “Registrant”), which was filed on September 9, 2011. As you know, the Post-Effective Amendment was filed to add a new series, German Sovereign / Sub-Sovereign ETF (the “Fund”) to the Registrant.

For ease of reference, each comment has been restated in italics before our response. Capitalized terms not otherwise defined have the same meanings as those in the Post-Effective Amendment.

Summary Prospectus:

1.	Comment: In the “Investment Objective” section, please consider moving information in the third paragraph describing the Index’s methodology to the “Principal Investment Strategies” section.

Response: We believe that the location of the disclosure describing the Index methodology is appropriate, as it provides important information about the underlying Index whose performance the Fund seeks to track. Further, the location of the Index description is consistent with our approach for other similar funds of the Registrant. We will, however, take your comment under advisement and re-consider the arrangement of our disclosure for future filings.

2.	Comment: Please supplementally provide an updated fee table and expense example for the Fund.

Response: Below please find a copy of the Fund’s fee table and expense example. The fee table and expense example have been incorporated into the filing accompanying this EDGAR correspondence.

Fees and Expenses of the Fund

The table below describes the fees and expenses that you may pay if you buy or hold shares of the Fund.

Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)
Investment Advisory Fees	0.35%
Other Expenses*	0.43%
Total Annual Operating Expenses Before Fee Waivers and Expense Reimbursements	0.78%
Fee Waiver/Reimbursement**	-0.33%
Total Annual Operating Expenses After Fee Waivers and Expense Reimbursements	0.45%

*	“Other Expenses” are based on estimated amounts for the current fiscal year.
**	ProShare Advisors LLC (“ProShare Advisors”) has contractually agreed to waive Investment Advisory and Management Services Fees and to reimburse Other Expenses to the extent Total Annual Operating Expenses Before Fee Waivers and Expense Reimbursements, as a percentage of average daily net assets exceed 0.45% through January 25, 2013. After such date, the expense limitation may be terminated or revised. Amounts waived or reimbursed in a particular contractual period may be recouped by ProShare Advisors within five years of the end of that contractual period to the extent that recoupment will not cause the Fund’s expenses to exceed any expense limitation in place at that time.

Example: This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of each period. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same, except that the fee waiver/expense reimbursement is assumed only to pertain to the first year. Although your actual cost may be higher or lower, based on these assumptions your approximate costs would be:

1 Year	3 Years
$ 46	$194

The Fund pays transaction and financing costs associated with transacting in securities and derivatives. In addition, investors may pay brokerage commissions on their purchases and sales of the Fund’s shares. These costs are not reflected in the example or the table above.

3.	Comment: In the “Principal Investment Strategies” section, please disclose that the Fund will invest at least 80% of its assets in securities of the Index.

Response: The requested change has been made.

*        *        *         *        *

We hope that these responses and revised disclosures adequately address your comments. If you or any other SEC staff member should have any further comments or questions regarding this filing, please contact me at (240) 497-6577. Thank you for your time and attention to this matter.

Very truly yours,

/s/ Kenneth C. Fang
Kenneth C. Fang ProShare Capital Management LLC Vice President and Legal Counsel

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